SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of NOVEMBER, 2002

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.                       Description

No.1             Holding(s) in Company released on 18 November 2002

No.2             Deluxe Presentation released on 14 November 2002

No.3             Trading Statement released on 13 November 2002

No.4             Director Shareholding released on 12 November 2002

Exhibit No.1
                  DEALINGS BY SUBSTANTIAL SHAREHOLDERS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     AXA SA

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST IN COMPANY IN (2) ABOVE AND ANY OF ITS SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   ( N/A %) of issued Class

7)   Number of shares/amount of stock disposed



8)   ( N/A %) of issued Class

9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     15 NOV 2002

11)  Date company informed

     18 NOV  2002

12)  Total holding following this notification

     23,659,105

13)  Total percentage holding of issued class following this notification

     3.99%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CHARLES CORMICK
     (Tel: 020 7706 1111)

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification  18 NOVEMBER 2002



Letter to Rank Group Plc - Dated 15 November 2002


NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES
ACT 1985 ("THE ACT")

THE RANK GROUP PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 32,082,932 ord 25p shares in the 593,495,949 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 23,659,105 shares (3.99%), and a non-beneficial interest of 8,423,827 shares (1.42%).

The identity of each registered holder of the shares to which this notice relates, so far as known to AXA Investment Managers UK Ltd, as at 18/09/02, is as per the Appendix below.

This notification of change is due to a decrease in the beneficial interest holding from 4.03% to 3.99%.


Letter from AXA Investment Managers UK Ltd.


                     DISCLOSURE OF INTEREST IN SHARES OF
         APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
                      THE RANK GROUP ord 25p shares

Total number of shares held as at 18/09/02 was 32,082,932 the breakdown of which is set out below:-


Name of the Company/Fund      Number of    Particulars of             Registered as
                               Shares      Beneficial owners

AXA UK Investment Co ICVC     31,000       Trustees of AXA UK         HSBC Global Custody Nominee (UK) Limited
Extra Income Fund                          Investment Co ICVC         a/c 845030
(Non-Beneficial)                           Extra Income Fund

AXA UK Investment Co ICVC      6,439       Trustees of AXA UK         HSBC Global Custody Nominee (UK) Limited
UK Tracker Fund                            Investment Co ICVC         a/c 845315
(Non-Beneficial)                           UK Tracker Fund

AXA UK Investment Co ICVC    400,000       Trustees of AXA UK         HSBC Global Custody Nominee (UK) Limited
Distribution Fund                          Investment Co ICVC         a/c 845029
(Non-Beneficial)                           Distribution Fund

AXA UK Investment Co ICVC  1,903,966       Trustees of AXA UK         HSBC Global Custody Nominee (UK) Limited
Uk Equity Income Fund                      Investment Co ICVC         a/c 845017
(Non-Beneficial)                           UK Equity Income Fund

AXA UK Investment Co ICVC    500,000       Trustees of AXA UK         HSBC Global Custody Nominee (UK) Limited
UK Growth Fund                             Investment Co ICVC         a/c 845005
(Non-Beneficial)                           UK Growth Fund

AXA UK Investment Co ICVC     40,000       Trustees of AXA UK         HSBC Global Custody Nominee (UK) Limited
UK Opportunities Fund                      Investment Co ICVC         a/c 889596
(Non-Beneficial)                           UK Opportunities Fund

AXA World Funds II             8,382       Trustees of AXA World      a/c 869598
UK Equities (formerly                      Funds II                   Citibank
UK Growth                                  UK Equities (formerly      Crest: BA01F
(Non-Beneficial)                           UK Growth) Fund

AXA World Funds II            25,000       Trustees of AXA World      Citibank
Distribution Fund                          Funds II                   Crest: BA01F
(Non-Beneficial)                           Distribution Fund

AXA World Funds                9,231       (Registration details
British Equities Fund                      available upon request)
(Non-Beneficial)

AXA World Funds                8,750       (Registration details
UK Balanced                                available upon request)
(Non-Beneficial)

Sun Life Nominees Ltd         36,000       Trustees of the WABCO      HSBC Global Custody Nominee (UK) Limited
A/c 18                                     Automotive UK Pension      a/c 777086
(Non-Beneficial)                           Scheme

Sun Life Nominees Ltd         21,500       Trustees of the Princes    HSBC Global Custody Nominee (UK) Limited
A/c 20                                     Pension Scheme             a/c 777094
(Non-Beneficial)

Sun Life Nominees Ltd         46,000       Trustees of the Cobham     HSBC Global Custody Nominee (UK) Limited
A/c 29                                     Pension Plan               a/c 777167
(Non-Beneficial)

Sun Life Nominees Ltd          6,900       Trustees of the Princes    HSBC Global Custody Nominee (UK) Limited
A/c 31                                     (1977) Pension Scheme      a/c 785078
(Non-Beneficial)

Sun Life Nominees Ltd         19,768       Eldridge Pope Pension      HSBC Global Custody Nominee (UK) Limited
A/c 32                                     Fund                       a/c 873426
(Non-Beneficial)

Sun Life Pensions             22,500       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 7
(Beneficial)

Sun Life Pensions            682,483       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 867815
(Beneficial)

Sun Life Pensions             13,600       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 904009
(Beneficial)

Sun Life Pensions          1,050,000       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 867396
A/c X
(Beneficial)

Sun Life Pensions          1,021,419       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 867530
A/c X
(Beneficial)

Sun Life Pensions          3,088,000       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 867372
A/c X
(Beneficial)

Sun Life Pensions             21,680       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887553
A/c X
(Beneficial)

Sun Life Pensions             18,250       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887565
A/c X
(Beneficial)

Sun Life Pensions             20,400       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887577
A/c X
(Beneficial)

Sun Life Pensions             20,160       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887589
A/c X
(Beneficial)

Sun Life Pensions             18,500       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887590
A/c X
(Beneficial)

Sun Life Pensions             14,520       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887607
A/c X
(Beneficial)

Sun Life Pensions             11,850       Sun Life Pensions          HSBC Global Custody Nominee (UK) Limited
Management Ltd                             Management Ltd             a/c 887619
A/c X
(Beneficial)

Sun Life Assurance         1,822,242       Sun Life Assurance         HSBC Global Custody Nominee (UK) Limited
Society Plc                                Society Plc                a/c 776934
(Beneficial)

Sun Life Unit Assurance    3,500,000       Sun Life Assurance Ltd     HSBC Global Custody Nominee (UK) Limited
Ltd                                                                   a/c 867116
A/c X
(Beneficial)

Sun Life Unit Assurance      831,693       Sun Life Unit Assurance    HSBC Global Custody Nominee (UK) Limited
Ltd                                        Ltd                        a/c 867268
A/c X
(Beneficial)

Sun Life Unit Assurance    1,350,735       Sun Life Unit Assurance    HSBC Global Custody Nominee (UK) Limited
Ltd                                        Ltd                        a/c 867050
A/c X
(Beneficial)

Sun Life Pensions             22,300       Sun Life Pensions          Smith & Williamson Nominees Ltd.
Management Ltd                             Management Ltd.            a/c S66
(Beneficial)

Sun Life Pensions             71,854       Sun Life Pensions          RBSTB Nominees designation Sunpen
Management Ltd                             Management Ltd
(Beneficial)

Sun Life International       200,000       Sun Life International     Sun Life International
(IOM) Ltd                                  (IOM) Ltd                  a/c SL1 11
(Beneficial)

AXA Royale Beige             300,000       Registration details
(Non-Beneficial)                           available upon request)

AXA Colonia Konzern          276,000       (Registration details
(Beneficial)                               available upon request)

AXA Colonia Konzern            7,000       (Registration details
(Non-Beneficial)                           available upon request)

AXA Belgium                  327,428       (Registration details
(Beneficial)                               available upon request)

AXA Financial, Inc.        3,733,307       (Registration details
(Non-Beneficial)                           available upon request)

AXA Insurance UK             850,000       AXA Free                   Chase Nominees Ltd
(Beneficial)                                                          A/C BTO1C

AXA Sun Life Plc           8,679,413       AXA Sun Life Plc           Axa Sun Life Plc
(fmly Axa Equity & Law                     (fmly AXA Equity & Law
Life Assurance Society Plc)                Life Assurance Society Plc)
(Beneficial)

AXA General Unit Trust       353,044       HSBC Global Custody (UK)   HSBC Global Custody Nominee (UK) Limited
(Non-Beneficial)                           Limited as Trustees of     a/c 880868
                                           the Trust

AXA UK Group Pension         967,560       AXA UK Group Pension       Chase Nominees Ltd
Scheme                                     Scheme                     a/c 00994
Equity Fund                                Equity Fund
(Non-Beneficial)




                                                Holding as % of Issued Capital

Total Beneficial Interest       23,659,105                   3.99
Total Non-Beneficial Interest    8,423,827                   1.42
                                ----------                  -----
                        Total   32,082,932                   5.41%
                                ==========                  =====


Exhibit No.2

DELUXE PRESENTATION


The Rank Group Plc is today, Thursday 14th November 2002, hosting a presentation for leisure research analysts and investors on its Deluxe division. The purpose of the presentation is to provide a detailed overview of the Deluxe film and media services businesses.


Following the issue of the Group's trading statement yesterday no further statement on current trading will be made.


For further information:

The Rank Group plc             Kate Ellis-Jones               020 7706 1111

The Maitland Consultancy       Suzanne Bartch                 020 7379 5151

Exhibit No.3

THE RANK GROUP PLC

TRADING STATEMENT FOR THE FOUR MONTHS TO 2 NOVEMBER 2002

Trading remains similar in trend and pattern to that previously reported and results are in line with our expectations.

Gaming continues to enjoy strong results. In Mecca Bingo the attendance trend has been affected by a deliberate reduction in the promotional spend from recent high levels, but spend per head has increased further and the operating profit margin has been maintained at around 30%. In Grosvenor Casinos the positive trends shown in the first half have continued, helped by the roll-out of electronic roulette with some 400 positions now in place. The relocated Brighton casino opened in August and the new Hard Rock Casino in London will open later this month.

Across Gaming we are benefiting from the progressive liberalisation of regulations. Within casinos we are now permitted to have alcohol on the gaming floor, live entertainment and additional new games including progressive stud poker. Within Mecca Bingo the higher pay-out slot machines are gradually being installed and we are now hopeful that gross profits tax will replace the existing duty regime during 2003.

Rank Interactive Gaming has expanded its offering with the launch of additional games including a product akin to cash line bingo which is so successful in Mecca Bingo clubs. The run-rate of stakes for this business now exceeds GBP1.5m per week.

Within Hard Rock, like for like sales comparisons have, as expected, improved against last year when sales were significantly impacted by the events of 11 September. Underlying trading conditions were similar to the first half trend with food and beverage showing a good recovery but merchandise remaining weak, primarily in the major tourist locations. The Minneapolis cafe opened in September and Leeds will open in December.

Deluxe has maintained the momentum generated in the first half. Film volumes are very high in both North America and Europe. The joint venture with Atlab in Australia is now in place and technically advanced facilities are being installed to improve operational efficiency. The integration of the combined Deluxe and Ritek DVD facilities has been completed successfully and trading is in line with our expectations. Combined DVD and VHS volumes in the period were ahead of last year.

We consider that the general trading outlook for Rank for the balance of 2002 is firm.

Enquiries:
The Rank Group                                                     020 7706 1111
Ian Dyson, Finance Director
Kate Ellis-Jones, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy
Suzanne Bartch                                                     020 7379 5151

Exhibit No.4

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Rank Group Plc

2. Name of director
Oliver Stocken

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of Shares

7. Number of shares / amount of stock acquired
416

8. Percentage of issued class
Not Significant

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares

12. Price per share
270.00p

13. Date of transaction
18 October 2002

14. Date company informed
11 November 2002

15. Total holding following this notification
38,188 shares of 10p each

16. Total percentage holding of issued class following this notification Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Charles Cormick 020 7535 8012

25. Name and signature of authorised company official responsible for making this notification
Charles Cormick

Date of Notification
12 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  25 November 2002

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary